UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No.   )*

                     PUBLIC STORAGE PROPERTIES, LTD.
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                    (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         September 25, 1995
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       1,297

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       1,297

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             1,297

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             6.5%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             AF, PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       6,000

                  8    Shared Voting Power
                       1,297 (see footnote 1 below)

                  9    Sole Dispositive Power
                       6,000

                  10   Shared Dispositive Power
                       1,297 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             7,297 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             36.5%

   14   Type of Reporting Person*
             IN
   _______________

   (1) Includes 1,297 units of limited partnership interest held of record by Public Storage, Inc.

   Item 1.     Security and Issuer

         The class of securities to which this Statement on Schedule 13D relates is the units of limited partnership interest (the "Units"), of Public Storage Properties, Ltd., a California limited partnership (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

   Item 2.     Identity and Background

         This Statement on Schedule 13D is filed by Public Storage, Inc. ("PSI") and B. Wayne Hughes (collectively, the "Reporting Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.
   PSI Holdings, Inc. ("PSH"), a California corporation, is the sole shareholder of PSI. Substantially all of the stock of PSH is owned by B. Wayne Hughes (as trustee of the B.W. Hughes Living Trust),
   Tamara L. Hughes (an adult daughter of B. Wayne Hughes) and B. Wayne Hughes, Jr. (an adult son of B. Wayne Hughes). Pursuant to a resolution of the Board of Directors of PSH, B. Wayne Hughes, the President, Chief Executive Officer and a director of PSH (and PSI), has the sole right to vote and dispose of the Units of the Issuer held by PSH directly or indirectly through its wholly-owned subsidiaries.

         PSI is a corporation organized under the laws of the State of California. It is a wholly-owned subsidiary of PSH and its principal business activity (directly and through subsidiaries) is the development, construction, acquisition, syndication and investment management of real estate. PSI is a co-general partner of the Issuer. The principal executive offices of PSI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         The directors and executive officers of PSI and PSH and their positions with PSI and PSH and present principal occupation are listed below. B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of PSI and PSH, is a co-general partner of the Issuer. Each person's business address is the same as the address for PSI and each person is a citizen of the United States.

                                      Positions with PSI and PSH and
         Name                         Present Principal Occupation
         ----                         ------------------------------

         B. Wayne Hughes              President, Chief Executive Officer
                                      and a Director of PSI and PSH;
                                      Chairman of the Board and Chief
                                      Executive Officer of Storage Equities,
                                      Inc. ("SEI") and of other real estate
                                      investment trusts ("REITs") organized
                                      by PSI.

         Harvey Lenkin                Vice President and a Director of PSI
                                      and PSH; President and a director of
                                      SEI; President, or President and
                                      Director, of other REITs organized
                                      by PSI.

         Ronald L. Havner, Jr.        Vice President and Chief Financial
                                      Officer of PSI and PSH; Vice
                                      President and Chief Financial Officer
                                      of SEI; Vice President and Controller,
                                      or Vice President and Chief Financial
                                      Officer, of other REITs organized by
                                      PSI.

         Obren B. Gerich              Vice President and a Director of PSI
                                      and PSH; Vice President of SEI;
                                      Vice President, Chief Financial Officer
                                      and Secretary, or Vice President, of
                                      other REITs organized by PSI.

         Hugh W. Horne                Vice President, Secretary and a
                                      Director of PSI and PSH; Vice
                                      President of SEI and of other REITs
                                      organized by PSI.

         Mr. B. Wayne Hughes, a United States citizen, is the President and Chief Executive Officer of PSI and PSH and a co-general partner of the Issuer. His business address is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         The ownership of the capital stock of PSH is set forth above. Because of the stock ownership of Mr. Hughes in PSH and his positions with PSH and PSI, he may be deemed to control PSI for purposes of the Securities Exchange Act of 1934.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.     Source and Amount of Funds or Other Compensation

         As of September 25, 1995, PSI owned a total of 1,297 Units. These Units were acquired as follows: (i) 445 Units were acquired for an aggregate purchase price of $73,000 in cash (with funds obtained from PSI's working capital) and (ii) 852 Units were acquired in a cash tender offer which commenced on August 7, 1995 and expired on September 25, 1995 (the "Tender Offer") for an aggregate purchase price (including soliciting agent fees) of approximately $148,606 in cash, with funds obtained from PSI's working capital or borrowed under PSI's Credit Agreement with Wells Fargo Bank, which is referenced under Item 7.

         As of September 25, 1995, B. Wayne Hughes owned a total of 6,000 Units (exclusive of Units owned by PSI). These Units were acquired by
   B. Wayne Hughes in the Tender Offer for an aggregate purchase price (including soliciting agent fees) of approximately $1,046,520 in cash, with funds advanced to B. Wayne Hughes by PSI at PSI's cost of funds, and such advances will be repaid by B. Wayne Hughes from his cash flow.

   Item 4.     Purpose of Transaction

         PSI and B. Wayne Hughes ("Hughes") have been the co-general partners of the Issuer since its organization in 1977. Accordingly, PSI and Hughes are familiar with the operations and prospects of the Issuer. PSI and Hughes decided to increase their ownership of the Issuer and chose to accomplish this through the Tender Offer on terms that PSI and Hughes believe are attractive to them. PSI and Hughes believe that they will benefit from ownership of Units acquired in the Tender Offer and that ownership of the Units will improve their tax position in the Issuer because it would facilitate a future transfer of their interest in the Issuer without taxable gain. PSI and Hughes believe that the acquisition of Units through the Tender Offer represents a good investment to them.

         Although in the future PSI and Hughes or their affiliates may acquire additional Units thereby increasing the Reporting Persons' ownership position in the Issuer, the general partners of the Issuer
   (PSI and Hughes) have no present plans or intentions with respect to the Issuer for a liquidation, a merger, a sale or purchase of material assets or borrowings (other than a possible restructure of the existing property debt). No assets of the Issuer have been identified for sale. PSI has entered into a merger agreement with SEI, an affiliate. Upon completion of the merger, which is scheduled to occur at the end of 1995, SEI would replace PSI as a general partner of the Issuer and would acquire the Units purchased by PSI in the Tender Offer. SEI would also have an option to acquire the Units purchased by Hughes in the Tender Offer. In the merger, the Units could be valued at an amount higher than the price in the Tender Offer. After the merger, Hughes would continue as a general partner of the Issuer. The merger is subject to significant contingencies and there is no assurance that it will be completed.

   Item 5.     Interest in Securities of the Issuer

         As of September 25, 1995, each Reporting Person owned the aggregate number of Units set forth below opposite his or its name. Such Units constitute approximately 36.5%, in the aggregate, of the total number of Units outstanding on September 25, 1995 of 20,000.

                                                             Approximate %
                                      No. of                   of Units
   Reporting Person                    Units                 Outstanding
   ----------------                   -------                -------------

   PSI                                 1,297                     6.5%
   B. Wayne Hughes                     6,000 (a)                30.0%
                                       -----                    ----
      Total                            7,297                    36.5%
   _______________

   (a) Excludes 1,297 Units held of record by PSI. See the next paragraph regarding Mr. Hughes' right to direct the voting and disposition of these Units.

         B. Wayne Hughes, because of the resolution of the Board of Directors of PSH referred to under Item 2 above (and Mr. Hughes' positions with PSH and PSI and his indirect ownership interest of PSI through his interest as a shareholder of PSH), has the sole power to direct the vote and disposition of the Units of the Issuer held by PSI.

         During the 60-day period ending September 25, 1995, the Reporting Persons purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite his or its name.

                                           No. of        Type          Price
                          Transaction      Units          of           per
   Reporting Person          Date          Bought      Transaction     Unit
   ----------------       -----------      ------      -----------     -----

   PSI                     9/25/95           852       cash tender     $171
                                                       offer
   B. Wayne Hughes         9/25/95         6,000       cash tender     $171
                                                       offer

         To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons named in Item 2 has any beneficial ownership of any Units as of September 25, 1995 or has engaged in any transaction in any Units during the 60-day period ending September 25, 1995.

         Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Persons.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer. PSI and Hughes retained The Weil Company, a registered broker dealer, to answer questions and solicit responses in the Tender Offer and paid The Weil Company 2% of the purchase price for each Unit tendered and accepted by PSI and Hughes in the Tender Offer. In addition, The Weil Company is being reimbursed for certain out of pocket expenses up to a maximum of $25,000 and will be indemnified against certain liabilities, including liabilities under the federal securities laws.

   Item 7.     Material to be Filed as Exhibits

         Exhibit 1 - Joint Filing Agreement.  Filed herewith.

         Exhibit 2 - Credit Agreement by and between PSI and Wells Fargo Bank, National Association dated as of March 1, 1994 (the "Credit Agreement"). Filed with PSI's Tender Offer Statement on Schedule 14D-1 relating to Public Storage Properties IV, Ltd. filed on March 3, 1995 and incorporated herein by reference.

         Exhibit 3 - First Amendment to Credit Agreement dated as of July 1, 1994. Filed with PSI's Tender Offer Statement on Schedule 14D-1 relating to Public Storage Properties IV, Ltd. filed on March 3, 1995 and incorporated herein by reference.


                                   SIGNATURES

         Each person whose signature appears below hereby authorizes
   B. Wayne Hughes and Harvey Lenkin, and each of them, as attorney-in-fact, to sign on its or his behalf any amendment to this Statement on
   Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement on
   Schedule 13D is true, complete and correct.

   Dated:  October 2, 1995

                                  PUBLIC STORAGE, INC.

                                  By:   /S/ B. WAYNE HUGHES
                                       --------------------------
                                       B. Wayne Hughes, President


                                   /S/ B. WAYNE HUGHES
                                  -------------------------------
                                  B. Wayne Hughes